FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of Dec. 2007

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	First Quarter Earnings Report in Nominal Chilean pesos published on May 5, 2008 (English)

2.	First Quarter Balance Sheet and Income Statement in real Chilean pesos published on April 30, 2008 (Spanish)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/
Name:	Gonzalo Romero A.
Title:	General Counsel
Date: May 26, 2008

3

Santander

Banco Santander Chile

First Quarter 2008 Earnings Report

Santander

INDEX

CONTACT INFORMATION

Robert Moreno
Manager, Investor Relations Department
Banco Santander Chile
Bandera 140 Piso 19,
Santiago, Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
Email: rmorenoh@santander.cl
Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS



Core revenue
188,763
+28.5%
242,498
1Q07
1Q08
Ch$ million



Net operating income
89,313
+13.0%
100,899
1Q07
1Q08
Ch$ million



Net income
72,189
+4.8%
75,643
1Q07
1Q08
Ch$ million

* Core revenues: Net interest income + fee income
** Net operating income: Core revenues + provision expense + operating expenses + market related income + other operating income, net

In 1Q08, net income totaled Ch$75,643 million (Ch$0.40 per share and US$0.95/ADR), increasing 6.9% QoQ and 4.8% YoY. The Bank's ROAE reached 21.3% in the quarter compared to 21.6% in 1Q07 and 19.4% in 4Q07.

Solid operating trends. The Bank has been focusing on increasing the quality of its earnings and maximizing recurrent earnings growth. The results achieved this quarter were in line with this goal. Net operating income in the quarter increased 13.0% YoY. This was led by core revenues (net interest income and fees) that increased 28.5% YoY as a consequence of solid results in the retail banking business. Net interest income increased 33.1% YoY. In 1Q08, the net interest margin reached 5.6%, increasing 70 basis points YoY driven by the positive evolution of the asset and liability mix and higher inflation. Net fee income increased 14.4% YoY in 1Q08. Fee income continues to be driven by the expansion of the Bank's client base, improvements in cross-selling and greater product usage.

Loan growth focused in high yielding segments. Total loans increased 1.4% QoQ and 12.5% YoY. Consumer loans expanded 3.6% QoQ and 12.9% YoY. Residential mortgage lending increased 3.3% QoQ and 17.2% YoY. Commercial loans decreased 0.1% QoQ and increased 10.1% YoY, affected in part by translation losses over loans denominated in US dollars as the Chilean peso appreciated 13.6% in the quarter. This was offset by a 3.5% QoQ and 18.0% YoY rise in lending to high yielding small and mid-sized companies (SMEs).

Focus on liquidity and funding. Total customer funds increased 3.4% QoQ and 14.9% YoY. Time deposits grew 6.6% QoQ and 15.5% YoY. Non-interest bearing demand deposits decreased 3.3% QoQ, but the average balance of non-interest bearing demand deposits increased 5.6% in the quarter. Given Chile's strong macro fundamentals, liquidity has remained ample in the market, fuelling deposit growth in the Bank and the financial system. The Bank, in line with its conservative regulatory and internal liquidity requirements, has increased the maturity of its deposits in the last 12 months. The positive performance of checking account balances also reflects our strong growth in checking account holders and the Bank's solid positioning in the cash-management business. This also helps to reduce the negative impact of rising rates on funding costs, as the yield on checking accounts rises with rate hikes.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Provisions increasing in line with retail loan growth. In 1Q08, the Bank's net provisions expenses increased 2.5% YoY. Provision expenses in 1Q07 included a one-time provision expense of Ch$13,379 million related to the implementation of an improved provisioning model for consumer loans. Excluding this one-time item, net provision expense in 1Q08 rose 32.3% YoY. This rise was mainly due to an increase in net provision expense in retail banking, in line with loan growth in this business segment. Net interest income after provisions, excluding the one-time provision expense recognized in 1Q07, increased 33.5% YoY.

Higher inflation affecting costs and price level restatement. Operating expenses increased 14.0% YoY mainly as a result of the 18.2% YoY increase in personnel expenses. This growth was due to the 5.8% increase in headcount and the higher inflation as most salaries are indexed to variations in CPI. This rise in the Bank's workforce has been mainly focused in front office positions as the Bank expands its distribution network. In 1Q08, the efficiency ratio reached 39.0% compared to 37.9% in 1Q07 and 41.9% in 4Q07. Santander has the best efficiency ratio among the top banks in Chile. The loss from price level restatement increased 312.9% YoY. The inflation rate was 1.02% in 1Q08 compared to 0.20% in 1Q07. This difference in inflation rates explains the variation in price level restatement.

Compared to 4Q07, net income increased 6.9% mainly as a result of better results from market related income, higher fee income, a lower loss from price level restatement and a seasonal decline in operating expenses. This was partially offset by the 11.2% QoQ increase in provision expense.


Net interest margin
5.6%
4.9%
1Q07
1Q08
Efficiency ratio
37.9%
39.0%
1Q07
1Q08
ROAE
21.6%
21.3%
1Q07
1Q08

New Re-Categorization of Line Items

As of January 1, 2008, and following the guidelines of the Superintendence of Banks of Chile, SBIF, a re-categorization of certain line items in the balance sheet and income statement was introduced in line with a gradual shift towards International Accounting Standards to be fully adopted in 2009. These changes did not involve any changes in accounting principles, but does involve a change in total equity as Bank's must provision for mandatory dividends and include minority interest as shareholder equity. 2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders' equity. For more information, please see Annex 1 of this report for an explanation of the main changes introduced. Annex 2 and 3 includes reclassified 1Q07 figures in line with re-categorization introduced in 2008. Annex 5 and 6 includes historical 1Q07, 2Q07, 3Q07 and 4Q 07 reclassified under the new categorization guidelines. ***Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.***

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Santander

Banco Santander Chile: Summary of Results

Summary Results (Ch$ million)	Quarter			Change %	
	1Q08	**4Q07 (reclassified)**	**1Q07 (reclassified)**	**1Q08 / 1Q07**	**1Q08 / 4Q07**
Net interest income	188,914	198,418	141,923	33.1%	(4.8%)
Fee income	53,584	52,761	46,840	14.4%	1.6%
Core revenues	**242,498**	**251,179**	**188,763**	**28.5%**	**(3.5%)**
Market related income	13,288	8,654	46,457	(71.4%)	53.5%
Other operating income	9,447	5,850	4,225	123.6%	61.5%
Total operating income	265,233	265,683	239,445	10.8%	(0.2%)
Operating expenses	(103,405)	(111,292)	(90,692)	14.0%	(7.1%)
Provision expense	(60,929)	(54,768)	(59,440)	2.5%	11.2%
Net operating income	**100,899**	**99,623**	**89,313**	**13.0%**	**1.3%**
Net income	76,522	71,119	72,729	5.2%	7.6%
Minority interest	879	344	540	62.8%	155.5%
Net income attributable to shareholders	**75,643**	**70,775**	**72,189**	**4.8%**	**6.9%**
Net income/share (Ch$)	0.40	0.38	0.38	4.8%	6.9%
Net income/ADR (US$)[1]	0.95	0.79	0.74	28.7%	20.7%
Total loans	**12,435,062**	**12,258,457**	**11,053,013**	**12.5%**	**1.4%**
Customer funds	13,851,334	13,391,127	12,056,381	14.9%	3.4%
Shareholders' equity	1,419,268	1,458,089	1,334,649	6.3%	(2.7%)
Net interest margin	5.6%	6.2%	4.9%		
Efficiency ratio	39.0%	41.9%	37.9%		
Return on average equity[2]	21.3%	19.4%	21.6%		
Past due loans (PDL) / Total loans	1.1%	1.0%	0.9%		
Coverage of PDLs	180.3%	199.5%	204.2%		
Expected loan loss ratio[3]	2.0%	1.9%	1.8%		
BIS ratio	13.3%	12.2%	14.6%		
Branches[4]	466	464	422		
ATMs	1,989	2,004	1,635		
Employees	9,180	9,174	8,691		

1. The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2. Annualized Quarterly Earnings / Average Equity.
3. Allowance for loan losses / Total loans.
4. Includes SuperCaja and mini payment centers.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: DISTRIBUTION NETWORK, CLIENT BASE AND PRODUCTS

Client base and cross-selling ratios continue to expand at a strong pace


Total Clients
2,545,030
2,795,022
2,864,453
+12.6%
Mar-07
Dec-07
Mar-08


Clients w/ checking
515,626
564,786
574,634
+11.4%
Mar-07
Dec-07
Mar-08


Cross-sold clients*
725,182
804,281
817,767
+12.8%
Mar-07
Dec-07
Mar-08

* Includes clients of Santander Banefe that use 2 or more products and clients with a checking account that use 3 or more additional products.

The total number of clients increased 12.6% YoY to 2.9 million in 1Q08. The amount of retail clients with a checking account increased 11.4% YoY to 575 thousand. However, less than 20% of our retail clients have this product. As of February 2008, the latest industry figures, our market share in checking accounts reached 28.2% compared to 27.9% as of November 2007 and 27.6% as of February 2007. In this twelve month period, the Bank opened 34% of all new checking accounts in the Chilean market.

A greater amount of clients with checking accounts coupled with continuous improvements in client service has led to higher cross selling ratios. The amount of clients that are cross-sold increased 12.8% YoY as of March 2008. Despite this improvement, less than 30% of our clients have 2 or more products, reflecting the high cross-selling potential of the Bank's client base.

Another area of strong growth continues to be the credit card business. According to information published by Transbank, the industry's credit card processor, as of March 2008, Santander Chile's market share in bank credit cards reached 36.0%, reflecting an increase of 13.4% YoY in the Bank's number of credit card accounts. Purchases with Santander credit cards in monetary terms grew 17.2% YoY in 1Q08 and market share in terms of purchases reached 35.8% as of March 2008. Including department stores, we estimate our market share in the credit card business at 14.6% of total purchases.

The Bank continues to invest in expanding its distribution network. Nevertheless, in 2008 we expect the growth rate of our network to recede compared to 2007, as the Bank will focus in increasing the profitability of the existing network. 1/3 of the Bank's branches have been opened in the last three years. As of March 2008, the Bank's distribution network totaled 466 offices, increasing 0.4% QoQ and 10.4% YoY. As of March 2008 the Bank had 1,989 ATMs, representing an increase of 21.7% compared to March 2007.


Branches
422
464
466
+10.4%
Mar-07
Dec-07
Mar-08


ATMs
1,635
2,004
1,989
+21.7%
Mar-07
Dec-07
Mar-08

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: VOLUME GROWTH

LOANS

Loan growth focused in high yielding segments

Loans by product*	Quarter ended,			Change %	
(Ch$ million)	Mar-08	Dec-07 (reclassified)	Mar-07 (reclassified)	March 2008 / 2007	March 08 / Dec. 07
Consumer loans	2,158,563	2,082,579	1,911,570	12.9%	3.6%
Residential mortgage loans	3,454,383	3,345,493	2,947,857	17.2%	3.3%
Commercial loans	6,822,116	6,830,385	6,193,586	10.1%	(0.1%)
Total loans**	**12,435,062**	**12,258,457**	**11,053,013**	**12.5%**	**1.4%**

* Includes past due loans in each category.
** Excludes allowance for loan losses and interbank loans.

In 1Q08, loan growth was led by increases in retail segments. Total loans increased 1.4% QoQ and 12.5% YoY. Consumer loans expanded 3.6% QoQ and 12.9% YoY. Residential mortgage lending increased 3.3% QoQ and 17.2% YoY. Commercial loans decreased 0.1% QoQ and increased 10.1% YoY, affected in part by translation losses over loans denominated in US dollars as the Chilean peso appreciated 13.6% in the quarter.

Loans by segment*	Quarter ended,			% Change	
(Ch$ million)	Mar-08	Dec-07 (reclassified)	Mar-07 (reclassified)	March 2008 / 2007	March 08 / Dec. 07
Total loans to individuals	6,051,080	5,846,856	5,214,822	16.0%	3.5%
SMEs	2,200,282	2,126,067	1,864,258	18.0%	3.5%
Institutional lending	218,446	210,357	192,168	13.7%	3.8%
Total retail lending	**8,469,808**	**8,183,281**	**7,271,248**	**16.5%**	**3.5%**
Middle-Market	2,516,708	2,470,934	2,348,975	7.1%	1.9%
Corporate	1,416,921	1,542,165	1,376,704	2.9%	(8.1%)

* Excludes interbank loans

Retail lending continues to lead loan growth. In 1Q08, retail lending expanded 3.5% QoQ and 16.5% YoY, led by similar growth rates in consumer and mortgage lending.

In the quarter, Santander Banefe, our unit aimed at the middle to lower-middle end of the consumer market, launched payroll loans. This product will be one of Banefe's strategic priorities in the year given the attractive risk / return ratios and the ability to leverage on the Bank's Corporate Division to reach customers. This product should also help us to increase our market share in debit accounts in Banefe and lower the riskiness of this segment. Up to now, this product was dominated by Credit Unions and non-profit social entities, which have a market share of 30% of the lower income consumer loan segment. In the quarter, loan volumes of this product are still negligible.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Lending to high yielding small and mid-sized companies (SMEs) continued to show the highest growth rate in the loan portfolio, increasing 3.5% QoQ and an 18.0% YoY. This growth was driven by the expansion of internal demand, the low bank penetration levels and the attractive spreads earned in the this segment.

Lending to the middle market and the large corporations was negatively affected by the 13.6% appreciation of the peso vs the dollar in the quarter. Foreign trade loans decreased 8.1% QoQ. At the same time, factoring operations fell 8.1% due in part to seasonal factors that affect this business in the summer vacation months when invoicing levels decline. Finally, "pure vanilla" commercial loans in this segment rose 3.3% YoY, in line with the loan growth in the rest of the portfolio. Rising international borrowing costs has led many local companies to finance more of their projects locally, at attractive spreads.

CUSTOMER FUNDS

Solid growth of customer deposits reflects a healthy liquidity scenario

Customer funds	**Quarter ended,**			**Change %**	
(Ch$ million)	**Mar-08**	**Dec-07 (reclassified)**	**Mar-07 (reclassified)**	**March 2008 / 2007**	**March 08 / Dec. 07**
Non-interest bearing deposits	2,773,548	2,868,769	2,491,571	11.3%	(3.3%)
Time deposits	8,407,623	7,887,897	7,281,003	15.5%	6.6%
Total customer deposits	**11,181,171**	**10,756,666**	**9,772,574**	**14.4%**	**3.9%**
Mutual funds	2,670,163	2,634,461	2,283,807	16.9%	1.4%
Total customer funds	**13,851,334**	**13,391,127**	**12,056,381**	**14.9%**	**3.4%**
Quarterly inflation rate	1.02%	2.31%	0.20%		
Avg. overnight interbank rate (nominal)	6.22%	5.81%	5.09%		
Avg. 10 year Central Bank yield (real)	2.84%	2.97%	2.69%		

The Bank has been focusing on liquidity and funding. Given Chile's strong macro fundamentals, liquidity has remained ample in the market, fuelling deposit growth in the Bank and the financial system. The Bank, in line with its conservative regulatory and internal liquidity requirements, has increased the maturity of its deposits in the last 12 months. In 1Q08, customer funds increased 3.4% QoQ and 14.9% YoY. Time deposits grew 6.6% QoQ and 15.5% YoY. During the quarter, inflation continued to exceed market expectations fuelling further rises in short-term interest rates. The average overnight interbank rate went up 41 basis points in the quarter. In contrast, long term rates fell 13 basis points in real terms in the quarter, reflecting lower medium-term economic growth and inflation expectations.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

The average balance of non-interest bearing checking accounts increased 5.6% QoQ and 12.5% YoY. The positive performance of checking account balances reflects our strong growth in checking account holders and the Bank's solid positioning in the cash-management business. This also helps to reduce the negative impact of rising rates on funding costs, as the yield on checking accounts rises with rate hikes.

Average Non-interest bearing Demand Deposits	**Quarter ended,**			**Change %**	
(Quarterly averages, Ch$ million)	**Mar-08**	**Dec-07 (reclassified)**	**Mar-07 (reclassified)**	**March 2008 / 2007**	**March 08 / Dec. 07**
Total	**2,807,769**	**2,659,541**	**2,495,549**	**12.5%**	**5.6%**

Despite more unfavorable market conditions, assets under management in our mutual fund subsidiary increased 1.4% QoQ and 16.4% YoY. The weaker stock market hurt equity funds, but long-term fixed income funds were positively impacted by higher inflation and lower long-term real rates.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 4: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Positive evolution of NIM driven by improved asset/funding mix and higher inflation

Net Interest Income / Margin	Quarter			Change %	
(Ch$ million)	1Q08	4Q07 (reclassified)	1Q07 (reclassified)	1Q08 / 1Q07	1Q08 / 4Q07
Net interest income	**188,914**	**198,418**	**141,923**	**33.1%**	**(4.8%)**
Average interest-earning assets	13,547,248	12,840,100	11,590,544	16.9%	5.5%
Average loans	12,285,523	11,908,379	10,965,469	12.0%	3.2%
Net interest margin (NIM) (1)	**5.6%**	**6.2%**	**4.9%**		
Quarterly inflation rate (2)	1.02%	2.31%	0.20%		
Avg. overnight interbank rate (nominal)	6.22%	5.81%	5.09%		
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	30.9%	33.7%	33.0%		
Avg. 10 year Central Bank yield (real)	2.84%	2.97%	2.69%		

1. Annualized.
2. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q08, net interest income was up 33.1% YoY. Average earning assets increased 16.9% YoY, while the net interest margin – NIM - increased 70 basis points in the same period. Among the reasons for this improved NIM, it is worth mentioning:

- **Improved asset mix and focus on spreads**. In 1Q08, retail loans increased 16.5% YoY compared to growth rates of 7.1% in the middle-market and 2.9% in the corporate segment. This reflects the strategic focus on improving the Bank's asset mix. In addition, the Bank has also selectively increased spreads in order to sustain profitability in riskier segments.

- **Inflation.** The higher inflation rates in 1Q08 compared to 1Q07 also helped the expansion of the NIM between these two periods. The positive effects of higher inflation over the Bank's results are also partially offset by the loss from price level restatement and higher operating costs which, to a large extent are indexed to inflation. Going forward, and especially in the second half of the year, the Bank expects a slow down in inflation rates, which should revert this positive effect on spreads (which probably should have a positive effect on future economic and loan growth). For this reason, management has remained focused on improving the asset and lending mix to sustain margins going forward and to continue expanding retail activities.

- **Funding mix.** During the quarter, as inflation continued to exceed market expectations, the Central Bank has continued increasing short-term interest rates. This has pressured the Bank's NIM by increasing funding costs and accelerating the growth of short-term interest bearing time deposits compared to non-interest bearing demand deposits. The ratio of free funds (average equity plus average demand deposits over interest earning assets) decreased from 33.0% in

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

1Q07 to 30.9% in 1Q08. Two elements have counterbalanced the higher short-term funding costs. First, the Bank has issued long-term bonds in the local market at attractive rates as long-term yields have continued to fall. Long-term marketable securities issued by the Bank have risen 39.6% YoY. Second, as short-term rates rise, the yield obtained over non-interest bearing deposits and capital also goes up.

Net interest income in 1Q08 decreased 4.8% QoQ. Despite the 5.5% growth in average earning assets during the quarter, the NIM decreased 60 basis points to 5.6% in 1Q08. This QoQ decline in net interest income and margins was mainly due to the lower inflation rate in the current quarter (+1.02%) compared to the previous one (+2.31%). The Bank maintains long-term assets (mainly medium and long-term financial investments and mortgage loans) that are denominated in Unidades de Fomento (UFs), and inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. As the Bank maintains a positive gap between assets and liabilities indexed to inflation, a QoQ decline in inflation has a negative effect on net interest income and margins and vice-versa.

PROVISION FOR LOAN LOSSES

Provision expense rising in line with growth of retail banking activities. Net interest income after provision expenses rises 33.5%

Provision for loan losses	**Quarter**			**Change %**	
(Ch$ million)	**1Q08**	**4Q07 (reclassified)**	**1Q07 (reclassified)**	**1Q08 / 1Q07**	**1Q08 / 4Q07**
Gross provisions	(13,579)	(11,747)	(26,143)	(48.1%)	15.6%
Charge-offs	(57,570)	(54,784)	(46,872)	22.8%	5.1%
Gross provisions and charge-offs	**(71,149)**	**(66,531)**	**(73,015)**	**(2.6%)**	**6.9%**
Loan loss recoveries	10,220	11,763	13,575	(24.7%)	(13.1%)
Net provisions for loan losses	**(60,929)**	**(54,768)**	**(59,440)**	**2.5%**	**11.2%**
Total loans	12,435,062	12,258,457	11,053,013	12.5%	1.4%
Loan loss allowances (LLA)	243,982	232,766	200,011	22.0%	4.8%
Past due loans* (PDL)	135,354	116,654	97,937	38.2%	16.0%
Gross provision expense / Loans	2.29%	2.17%	2.64%		
Expected loan loss ratio (LLA / Total loans)	1.96%	1.90%	1.81%		
Cost of credit**	1.96%	1.79%	2.15%		
PDL / Total loans	1.09%	0.95%	0.89%		
Coverage of past due loans***	180.3%	199.5%	204.2%		

* Past due loans: installments or credit lines more than 90 days overdue.
** Net provision expense / loans annualized.
*** LLA / Past due loans.

In 1Q08, the Bank's net provisions expenses increased 2.5% YoY. Provision expenses in 1Q07 included a one-time provision expense of Ch$13,379 million related to the implementation of an improved provisioning model for consumer loans. Excluding this one-time item, net provision expense in 1Q08 rose 32.3% YoY. This rise in provision expense was mainly due to an increase in

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

net provisions in retail banking, in line with loan growth in this business segment. As mentioned in previous releases, provisions are expected to increase due to the growth of lending to higher yielding but relatively riskier retail segments. The segment of the Bank which has experienced the largest deterioration in asset quality has been the middle income segment. This segment has been hit by the rise in inflation, as this affects a larger portion of their income levels (food, schools, health, mortgage, etc..) compared to both higher income and lower income individuals. Net interest income after provisions (adjusted for extraordinary provisions recognized in 1Q07) increased 33.5% YoY, reflecting that despite the rise in provision expense, the growth of the Bank's retail activities have positively contributed to profitability.

Net provisions for loan losses by segment	**Quarter**			**Change %**	
(Ch$ million)	**1Q08**	**4Q07 (reclassified)**	**1Q07 (reclassified)**	**1Q08 / 1Q07**	**1Q08 / 4Q07**
Retail banking*	61,356	54,100	57,936	5.9%	13.4%
Middle-Market	(600)	563	1,333	--%	--%
Corporate	(27)	55	41	--%	--%
Net provisions for loan losses	**60,729**	**54,718**	**59,310**	**2.4%**	**11.0%**

* Includes individuals, institutional lending and SMEs.

The increase in net provision expense was also due to the 13.1% QoQ and 24.7% YoY reduction in loan loss recoveries. The Bank commenced in 2007 a program of selling charged-off loans, the results of which are in now recognized as market related income under the new accounting format. The collection departments is now focused on incrementing the rate of recoverability in the first six months of non-performance as efforts to collect after this period tend to be less cost efficient. After this period, the Bank tries to sell these charged-off loans and any gain will be recognized as market related income.

The expected loan loss ratio (Loan loss allowances / Total loans), which is a ratio that measures how much of the Bank's loan portfolio is at risk remained steady QoQ at 1.96% compared to 1.90% in 4Q07 and increased 15 basis points compared to March 2007. The cost of credit (Net provision for loan losses / Total loans, annualized) reached 1.96% in 1Q08 up from 1.79% in 4Q07 and down from 2.15% in 1Q07 due to the one-time provision expense taken in that period. Going forward, the expected loan loss ratio and the cost of credit should rise in line with the shift in asset mix towards retail banking and the expected lower economic growth.

The past due loan ratio (Past due loans / Total loans) as of March 2008 reached 1.09% compared to 0.95% at year-end 2007 and 0.89% as of March 2007. The 38.2% QoQ rise in past due loans was mainly due to seasonal factors, especially in the SME segment, and a rise in past due loans in the middle-income segments. The past due loan to total loan ratio in this sub-segment reached 1.18% as of March 2008. Coverage of past due loans (Loan loss allowance / Past due loans) reached a healthy 180.3% as of March 2008 compared to 199.5% at December 2007 and 204.2% as of March 2007. Past due loans should continue to rise as the asset mix shift towards higher yielding assets and the expected loan loss ratio rises.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Growth in distribution network, client base and product usage boosts fee income

Fee Income	Quarter			Change %	
(Ch$ million)	**1Q08**	**4Q07 (reclassified)**	**1Q07 (reclassified)**	**1Q08 / 1Q07**	**1Q08 / 4Q07**
Checking accounts & lines of credit	15,594	15,720	14,158	10.1%	(0.8%)
Credit, debit & ATM card fees	11,245	10,522	7,990	40.7%	6.9%
Collection fees	8,744	9,687	8,589	1.8%	(9.7%)
Asset management	7,153	8,296	6,117	16.9%	(13.8%)
Guarantees, pledges and other contingent operations	3,812	3,554	3,594	6.1%	7.3%
Insurance brokerage	3,500	3,464	3,052	14.7%	1.0%
Fees from brokerage and custody of securities	1,497	1,624	2,742	(45.4%)	(7.8%)
Other Fees	2,039	(106)	598	241.0%	--%
Total fees	**53,584**	**52,761**	**46,840**	**14.4%**	**1.6%**

Net fee income increased 1.6% QoQ and 14.4% YoY in 1Q08. The expansion of the Bank's distribution network, client base, cross-selling and product usage, especially in retail banking is driving fee income growth (See Section 2).

Fees from checking accounts and lines of credit decreased 0.8% QoQ and increased 10.1% YoY. As the Bank's market share in the checking account market continues to grow, fees from this product also continue to rise. Going forward and, especially in 2009, fee income from lines of credit may be hampered by regulatory changes that will limit amounts charged for un-authorized overdrafts.

Fees from credit, debit and ATM cards increased 6.9% QoQ and 40.7% YoY. The usage of electronic means of payments continues to steadily grow in Chile as bank penetration and cross-selling ratios improve (See Section 2).

Collection fees decreased 9.7% QoQ and increased 1.8% YoY. The main driver of fee growth in this line item is the collection of loan insurance policies on behalf of third parties. Other collection services have been decreasing in importance as clients use on-line banking, which is more cost efficient for the Bank and the client. Seasonal factors also impact the QoQ evolution of fees in this item.

Asset management has been an important contributor to fee income in 1Q08, growing 16.9% YoY, but declining 13.8% QoQ. Despite more unfavorable market conditions, assets under management in our mutual fund subsidiary increased 1.4% QoQ and 16.4% YoY. The weaker stock market hurt equity funds, but long-term fixed income funds were positively impacted by higher inflation and lower long-term real rates.

Fees from guarantees, pledges and other contingent operations, the majority of which were previously recognized as net interest income form contingent loans (See Annex 1), increased 6.1%

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

YoY and 7.3% QoQ, in line with higher commercial activity in corporate segments. These activities do not consume capital and generate fee income. The corporate segments main focus is on non-lending activities that generates 60% of net operating profits.

Insurance brokerage fees increased 1.0% QoQ and 14.7% YoY in 1Q08. The continued strength in distributing insurance products and collecting insurance premiums for third parties has continued to fuel insurance related fees. In the quarter the Bank successfully launched on the Internet the sale of mandatory car insurance that must be acquired in March of every year.

Fees securities brokerage and custody decreased 7.8% QoQ and 45.4% YoY, mainly due to lower stock brokerage volumes. The stock brokerage business was also negatively affected by the downturn suffered by equity markets.

The rise in Other fees was mainly due the good performance in financial advisories in the Corporate segment and other various fees.

OPERATING EXPENSES AND EFFICIENCY

Rise in costs driven by higher inflation and investments in distribution network

Operating Expenses	**Quarter**			**Change %**	
(Ch$ million)	**1Q08**	**4Q07**	**1Q07**	**1Q08 / 1Q07**	**1Q08 / 4Q07**
Personnel expenses	(44,339)	(49,572)	(37,518)	18.2%	(10.6%)
Administrative expenses	(38,698)	(38,403)	(34,921)	10.8%	0.8%
Depreciation and amortization	(11,474)	(11,600)	(9,394)	22.1%	(1.1%)
Other operating expenses	(8,894)	(11,717)	(8,859)	0.4%	(24.1%)
Operating expenses	**(103,405)**	**(111,292)**	**(90,692)**	**14.0%**	**(7.1%)**
Efficiency ratio*	**39.0%**	**41.9%**	**37.9%**		

* Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Market related income + Other operating income.

In 1Q08 operating expenses decreased 7.1% QoQ and increased 14.0% YoY. Personnel expenses decreased 10.6% QoQ and increased 18.2% YoY. In the last 12 months the Bank's workforce has increased 5.6%, totaling 9,180 employees. CPI inflation reached 8.5% YoY in March 2008 and since most wages are indexed to inflation this has directly impacted personnel expenses on a YoY basis.

The 0.8 QoQ and 10.8% YoY increase in administrative expenses was directly linked to the higher commercial activities (sales force expense are now included in administrative expense) and the larger distribution network. In 2008, the Bank will continue to expand its branch network, but at a slower pace, focusing on incrementing the profitability of the existing network. 1/3 of the Bank's branches have been opened in the last three years.

The 22.1% YoY rise in depreciation and amortization expenses is also directly related to the growth of the Bank's distribution network.

Other operating expenses are mainly expense primarily relating to the Bank's call center, marketing and promotional efforts in the credit card business and expenses related to repossessed assets.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

These expenses were stable YoY, reflecting a control of costs related to promotional efforts in the credit cards business. The 24.1% decline QoQ in other operating expenses was mainly due to seasonal factors related to lower activity in the call center.

In 1Q08, the efficiency ratio reached 39.0% compared to 37.9% in 1Q07 and 41.9% in 4Q07. Santander has the best efficiency ratio among the top banks in Chile.

GAINS (LOSSES) ON FINANCIAL TRANSACTIONS

Lower results from the sale of charged-off loans results in lower market related income

In 1Q08 the gains from market related income totaled Ch$13,288 million. The 53.5% QoQ increase in market related income was mainly due to a positive evolution of the market-making business, higher proceeds from the sale of charged-off loans and other client generated activities.

Net Result from Financial Transactions	**Quarter**			**Change %**	
(Ch$ million)	**1Q08**	**4Q07**	**1Q07**	**1Q08 / 1Q07**	**1Q08 / 4Q07**
Net gains from mark-to-market and trading	(88,693)	(51,309)	22,779	(489.4%)	72.9%
Exchange differences, net	101,981	59,963	23,678	330.7%	70.1%
Total market related income*	**13,288**	**8,654**	**46,457**	**(71.4%)**	**53.5%**
Observed exchange rate	439.09	508.47	539.37	(18.6%)	(13.6%)
Quarterly inflation rate**	1.02%	2.31%	0.20%		
Avg. overnight interbank rate (nominal)	6.22%	5.81%	5.09%		

* For analysis purposes only, we have created the line item: Market related income. This is the sum of the net gain (loss) from trading, the mark-to-market of financial investment and derivatives and exchange differences. The results recorded as exchange differences, net mainly includes the translation gains or losses of assets and liabilities denominated in foreign currency, but does not include the mark-to-market of FX derivatives. As Santander Chile limits its foreign exchange gap, the results recorded in foreign exchange transactions are, for the most part, offset by the mark-to-market of foreign currency forwards. For this reason they are added to the net gains (loss) from trading and mark-to-market, which includes the mark-to-market of FX forwards.

** Quarterly variation of the Unidad de Fomento (UF).

The 71.4% YoY decline in this line item was in part due to lower gains from the sale of charged-off loans. The gain from the sale of charged-off loans included in this line item totaled Ch$23,517 million in 1Q07 and Ch$8,038 million in 1Q08. As mentioned before, the Bank commenced selling in 2007 charged-off loans (See Provisions in this same Section), the results of which are in now recognized as market related income under the new accounting format.

In the quarter, the Bank proactively took measures in order to protect margins from the lower inflation rates expected for the rest of the year. As inflation decelerates, this will place pressure on the yield earned over the Bank's fixed income portfolio. Accordingly, the Bank swapped part of its nominal funding base in order to fix the yield earned on US$870 million of its held-to-maturity investment portfolio denominated in UFs, locking in, until year-end 2008, an attractive yield being made over these securities. In 1Q08, this position resulted in a negative mark-to-market charge of Ch$6,388 million. Going forward, as inflation trends downward, this position should help to maintain

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

high margins that should more than compensate for this initial loss.

OTHER OPERATING INCOME AND NON-OPERATING ITEMS

Other Income and Expenses (Ch$ million)	**Quarter**			**Change %**	
	1Q08	**4Q07 (reclassified)**	**1Q07 (reclassified)**	**1Q08 / 1Q07**	**1Q08 / 4Q07**
Other operating income	9,447	5,850	4,225	123.6%	61.5%
Income attributable to investments in other companies	(262)	(92)	134	(295.5%)	184.8%
Price level restatement	(8,873)	(16,641)	(2,149)	312.9%	(46.7%)
Quarterly inflation rate	1.02%	2.31%	0.20%	410.0%	(55.8%)
Income tax	(15,242)	(11,771)	(14,569)	4.6%	29.5%

Other operating income, which mainly includes the results from the sale and maintenance of repossessed assets and other results, totaled Ch$9,447 million in 1Q08, rising 61.5% QoQ and 123.6% YoY. This increment was mainly due to gains of Ch$3,274 million from the sale of shares held in Visa and a Ch$974 million net gain from the sale of a share in the Santiago Stock Exchange.

Price level restatement in the quarter totaled a loss of Ch$8,873 million. This difference in inflation rates explains the variation in price level restatement. The Bank must adjust its capital and fixed assets for the variations in price levels. When inflation is positive, the Bank records a loss from price restatement, since the Bank's capital is larger than fixed assets. The inflation rate was 1.02% in 1Q08 compared to 2.31% in 4Q 2007 and 0.20% in 1Q07.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 5: SHAREHOLDERS' EQUITY AND REGULATORY CAPITAL

The Bank paid 65% of 2007 earnings in April. Dividend yield of 4.5%

Shareholders' Equity (Ch$ million)	Quarter ended,			Change %	
	Mar-08	Dec-07	Mar-07	March 2008 / 2007	March 08 / Dec. 07
Capital	818,535	818,535	761,853	7.4%	0.0%
Reserves	58,797	47,330	46,915	25.3%	24.2%
Unrealized gain (loss) Available-for-sale financial assets	(21,155)	(9,475)	(2,272)	831.1%	123.3%
Retained Earnings:					
Retained earnings previous periods	581,651	273,004	438,501	32.6%	113.1%
Net income	75,643	308,647	72,189	4.8%	(75.5%)
Provision for mandatory dividend*	(115,288)	0	0		
Minority Interest	21,085	20,047	17,464	20.7%	5.2%
Total Equity	**1,419,268**	**1,458,089**	**1,334,649**	**6.3%**	**(2.7%)**

* Equivalent to 30% of earnings (2007 earnings plus year-to date 2008 earnings). As by law banks must payout at least 30% of earnings, the Bank must now provision for this minimum mandatory dividend.

Shareholders' equity totaled Ch$1,419,268 million (US$3.2 billion) as of March 31, 2008. ROAE in 1Q08 reached 21.3% compared to 19.9% in 4Q07 and 21.6% in 1Q07.

The Bank's BIS ratio as of March 31, 2008 reached 13.3% with a Tier I ratio of 10.3%. Banco Santander Chile held its annual Ordinary Shareholders' Meeting on April 22, 2008. During the meeting, a dividend of Ch$1.06460 per share was approved, corresponding to 65% of 2007 net income and 8.1% higher than the dividend paid in 2007. In US dollars, the dividend should be approximately US$2.37 per ADR and 21.4% higher than the last yearly dividend paid. This corresponded to a dividend yield of 4.5% based on local share price on the record date. Immediately following the payment of the dividend, the Bank's BIS ratio should be approximately 11.9% and the Tier I ratio 8.8%.

Capital Adequacy (Ch$ million)	Quarter ended,			Change %	
	Mar-08	Dec-07 (reclassified)	Mar-07 (reclassified)	March 2008 / 2007	March 08 / Dec. 07
Tier I	1,398,183	1,129,395	1,244,997	12.3%	23.8%
Tier II	415,905	473,037	470,098	(11.5%)	(12.1%)
Regulatory capital	**1,814,088**	**1,602,432**	**1,715,095**	**5.8%**	**13.2%**
Risk weighted assets	13,593,098	13,087,642	11,741,425	15.8%	3.9%
Tier I ratio	**10.3%**	**8.6%**	**10.6%**		
BIS ratio	**13.3%**	**12.2%**	**14.6%**		

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 6: CREDIT RISK RATINGS

International ratings:

The Bank has credit ratings from three leading international agencies. We have the highest risk rating in Latin America.

Moody's	Rating
Long-term bank deposits	A2
Senior bonds	Aa3
Subordinated debt	Aa3
Bank Deposits in Local Currency	Aa2
Bank financial strength	B-
Short-term deposits	P-1
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Stable

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B
Outlook	Stable

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+
Outlook	Stable	Stable

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 7: SHARE PERFORMANCE
March 2008

Ownership Structure:


Total Free Float: 23.09%
Total Santander Group: 76.91%

Daily traded volumes 1Q 2008


Avg. Daily Volume Traded (US$mn)
3.6
10.8
14.2
Santiago
NYSE
Total

ADR Price Evolution

Santander ADR vs. Global 1200 Financial Index (Base 100 = 12/31/2003)


227.1
130
Global 1200 Financial Index
Santander Chile

ADR price (US$) 2008

Year-end 2007:	50.99
Maximum:	53.37
Minimum:	45.60
Close (3/31/08):	52.26

Market Capitalization: US$9,480 million

P/E 12 month trailing:	13.2
P/BV*:	3.39
Dividend yield**:	4.5%

Local Share Price Evolution

Santander vs IPSA Index (Base 100 = 12/31/2003)


203
177
Santander Chile
IPSA

Local share price (Ch$) 2008

Year-end 2007:	24.49
Maximum:	24.86
Minimum:	20.00
Close (3/31/08):	21.90

Dividends:

Year paid	Ch$/share	% of previous year earnings
2005:	1.05	100%
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%

* Ex-dividend.
** Based on closing price on record date.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 8: INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendency of Banks of Chile for March 2008, Banco Santander Chile was the largest bank in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor's, A+ by Fitch and A2 by Moody's, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank's main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

Santander (SAN.MC, STD.N) is the largest bank in the euro zone by market capitalization and fifth in the world by profit. Founded in 1857, Santander has EUR 912,915 million in assets and EUR 1,063,892 million in managed funds, 65 million customers, 11,178 branches and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is the sixth largest bank in the United Kingdom, through its Abbey subsidiary, and is the third largest banking group in Portugal. Through Santander Consumer Finance, it also operates a leading consumer finance company in 12 European countries (Germany, Italy and Spain, among others) and the United States. In 2007, Santander registered €9,060 million in net attributable profits, an increase of 19% from the previous year.

In Latin America, Santander manages over US$200 billion in business volume (loans, deposits, mutual funds, pension funds and managed funds) through 4,498 offices. In 2007, Santander reported $3,648 million in net attributable income in Latin America, 27% higher than the previous year.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Santander

ANNEX 1: NEW ACCOUNTING FORMAT

In accordance with Circular N°3,410 issued by the Superintendency of Banks of Chile, which became effective on January 1, 2008, dictated new accounting formats for financial statements. The new accounting formats are congruent with International Accounting Standards, but do not imply a change in accounting standards. Banks are required to adopt the new accounting formats in 2008. The main changes are presented in the table below. These changes will not impact net income compared to figures that have been presented in the twelve month period ended December 31, 2006 and 2007.

Main changes Income statement	**Previous format Items that were re-classified**	**New format Where items have been reclassified**
Net interest income	1 Interest income contingent operations 2 Interest income trading portfolio	5 Interest income derivatives for hedging
Provision expense	3 Provisions for repossessed assets 4 Sale of charge-off loans	
Fee income		1 Interest income contingent operations
Market related income	5 Interest income derivatives for hedging	2 Interest income trading portfolio 4 Sale of charge-off loans
Other op. expenses	6 Sales force expenses	3 Provisions for repossessed assets
Operating expenses		6 Sales force expenses in administrative expenses
Main changes Balance sheet	**Previous format Items that change**	**New format What change will be**
Assets	1 Contingent loans	1 Contingent loans will be held off balance sheet
	2 Past due loans	2 Included in each loan product. Not disclosed separately. We will disclose it for information purposes
	3 Loan loss allowances	3 Loans will be presented net of loan loss allowances. We will disclose it separately for information purposes
Liabilities	4 Shareholders' Equity	4 Shareholders' Equity will include a provision for future dividends of 30% of net income. Liabilities will also include a new item "Provision for dividends". Shareholders' equity also includes minority interests

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 2: BALANCE SHEET

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

Assets	Mar-08 US$ths	Mar-08	Dec-07 (Reclassified)	Mar-07 (Reclassified)	March 2008 / 2007 % Chg.	March 2008 / Dec. 2007
Cash and balances from Central Bank	1,474,579	647,473	1,108,444	864,270	(25.1%)	(41.6%)
Funds to be cleared	1,427,341	626,731	316,240	364,106	72.1%	98.2%
Financial assets held for trading	1,630,028	715,729	1,100,292	821,657	(12.9%)	(35.0%)
Investment collateral under agreements to repurchase	10,601	4,655	34,000	46,691	(90.0%)	(86.3%)
Derivatives	3,250,304	1,427,176	780,775	377,628	277.9%	82.8%
Interbank loans	266,440	116,991	45,960	168,554	(30.6%)	154.5%
Loans, net of loan loss allowances	**27,764,422**	**12,191,080**	**12,025,691**	**10,853,002**	**12.3%**	**1.4%**
Available-for-sale financial assets	3,320,276	1,457,900	779,634	360,745	304.1%	87.0%
Held-to-maturity investments	-	-	-	-		
Investments in other companies	14,077	6,181	6,736	7,026	(12.0%)	(8.2%)
Intangible assets	132,253	58,071	56,187	42,479	36.7%	3.4%
Fixed assets	563,320	247,348	245,619	223,906	10.5%	0.7%
Current tax assets	9,631	4,229	2,253	1,115	279.3%	87.7%
Deferred tax assets	130,693	57,386	54,062	40,024	43.4%	6.1%
Other assets	1,496,235	656,983	476,613	319,806	105.4%	37.8%
Total Assets	**41,490,200**	**18,217,933**	**17,032,506**	**14,491,009**	**25.7%**	**7.0%**
Liabilities and Equity						
Total non-interest bearing deposits	6,316,582	2,773,548	2,868,769	2,491,571	11.3%	(3.3%)
Funds to be cleared	869,801	381,921	135,219	239,256	59.6%	182.4%
Investments sold under agreements to repurchase	210,852	92,583	310,388	374,022	(75.2%)	(70.2%)
Time deposits and savings accounts	19,147,835	8,407,623	7,887,897	7,281,003	15.5%	6.6%
Derivatives	3,508,183	1,540,408	778,217	375,290	310.5%	97.9%
Deposits from credit institutions	2,308,349	1,013,573	1,099,443	620,535	63.3%	(7.8%)
Marketable debt securities	5,003,277	2,196,889	2,166,110	1,573,763	39.6%	1.4%
Other obligations	197,447	86,697	147,867	70,047	23.8%	(41.4%)
Current tax liabilities	7,395	3,247	16,217	7,836	(58.6%)	(80.0%)
Deferred tax liability	32,615	14,321	3,677	478	2896.0%	289.5%
Provisions	344,141	151,109	44,015	41,356	265.4%	243.3%
Other liabilities	311,428	136,746	116,598	81,203	68.4%	17.3%
Total Liabilities	**38,257,906**	**16,798,665**	**15,574,417**	**13,156,360**	**27.7%**	**7.9%**
	-					
Equity	-					
Capital	1,864,162	818,535	818,535	761,853	7.4%	0.0%
Reserves	133,906	58,797	47,330	46,915	25.3%	24.2%
Unrealized gain (loss) Available-for-sale financial assets	(48,179)	(21,155)	(9,475)	(2,272)	831.1%	123.3%
Retained Earnings:	-					
Retained earnings previous periods	1,324,674	581,651	273,004	438,501	32.6%	113.1%
Net income	172,272	75,643	308,647	72,189	4.8%	(75.5%)
Provision for mandatory dividend	(262,561)	(115,288)	0	0		
Minority Interest	48,020	21,085	20,047	17,464	20.7%	5.2%
Total Equity	**3,232,294**	**1,419,268**	**1,458,089**	**1,334,649**	**6.3%**	**(2.7%)**
Total Liabilities and Equity	**41,490,200**	**18,217,933**	**17,032,506**	**14,491,009**	**25.7%**	**7.0%**

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders' equity. See Annex 1 of this report for an explanation of the main changes introduced.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Santander

ANNEX 3 : INCOME STATEMENT

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED INCOME STATEMENT
(In millions of nominal Chilean pesos)

Income Statement Ch$mn nominal	1Q08 US$ths.	1Q08	4Q07 (reclassified)	1Q07 (reclassified)	1Q08/1Q07 % Chg.	1Q08/4Q07
Interest revenue	906,290	397,943	456,548	276,051	44.2%	(12.8%)
Interest expense	(476,050)	(209,029)	(258,130)	(134,128)	55.8%	(19.0%)
Net interest revenue	**430,240**	**188,914**	**198,418**	**141,923**	**33.1%**	**(4.8%)**
Fee income	149,530	65,657	65,887	57,097	15.0%	(0.3%)
Fee expense	(27,496)	(12,073)	(13,126)	(10,257)	17.7%	(8.0%)
Net fee income	**122,034**	**53,584**	**52,761**	**46,840**	**14.4%**	**1.6%**
Net gains from mark-to-market and trading	(201,993)	(88,693)	(51,309)	22,779	--%	72.9%
Exchange differences, net	232,255	101,981	59,963	23,678	330.7%	70.1%
Total market related income	**30,263**	**13,288**	**8,654**	**46,457**	**(71.4%)**	**53.5%**
Other operating income	21,515	9,447	5,850	4,225	123.6%	61.5%
Provision expense	**(138,762)**	**(60,929)**	**(54,768)**	**(59,440)**	**2.5%**	**11.2%**
Personnel expenses	(100,979)	(44,339)	(49,572)	(37,518)	18.2%	(10.6%)
Administrative expenses	(88,132)	(38,698)	(38,403)	(34,921)	10.8%	0.8%
Depreciation and amortization	(26,131)	(11,474)	(11,600)	(9,394)	22.1%	(1.1%)
Other operating expenses	(20,256)	(8,894)	(11,717)	(8,859)	0.4%	(24.1%)
Total operating expenses	**(235,498)**	**(103,405)**	**(111,292)**	**(90,692)**	**14.0%**	**(7.1%)**
Net operating income	**(374,260)**	**100,899**	**99,623**	**89,313**	**13.0%**	**1.3%**
Income attributable to investments in other companies	(597)	(262)	(92)	134	--%	184.8%
Price level restatement	(20,208)	(8,873)	(16,641)	(2,149)	312.9%	(46.7%)
Net income before taxes	**208,987**	**91,764**	**82,890**	**87,298**	**5.1%**	**10.7%**
Income tax	(34,713)	(15,242)	(11,771)	(14,569)	4.6%	29.5%
Net income from ordinary activities	**174,274**	**76,522**	**71,119**	**72,729**	**5.2%**	**7.6%**
Net income attributable to minority interest	2,002	879	344	540	62.8%	155.5%
Net income attributable to shareholders	**172,272**	**75,643**	**70,775**	**72,189**	**4.8%**	**6.9%**

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders' equity. See Annex 1 of this report for an explanation of the main changes introduced.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 4 : QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

Ch$mn nominal	Mar-07 (reclassified)	Jun-07 (reclassified)	Sep-07 (reclassified)	Dec-07 (reclassified)	Mar-08
Loans					
Consumer loans	1,911,570	1,931,833	1,988,434	2,082,579	2,158,563
Residential mortgage loans	2,947,857	3,068,067	3,202,566	3,345,493	3,454,383
Commercial loans	6,193,586	6,098,230	6,454,812	6,830,385	6,822,116
Total loans	**11,053,013**	**11,098,130**	**11,645,812**	**12,258,457**	**12,435,062**
Allowance for loan losses	(200,011)	(211,112)	(221,070)	(232,766)	(243,982)
Total loans, net of allowances	**10,853,002**	**10,887,018**	**11,424,742**	**12,025,691**	**12,191,080**
Loans by segment					
Individuals	5,214,822	5,376,224	5,576,602	5,846,856	6,051,080
SMEs	1,864,258	1,905,480	2,013,521	2,126,067	2,200,282
Institutional lending	192,168	191,410	198,446	210,357	218,446
Total retail lending	**7,271,248**	**7,473,114**	**7,788,569**	**8,183,281**	**8,469,808**
Middle-Market & Real estate	2,348,975	2,302,678	2,355,899	2,470,934	2,516,708
Corporate	1,376,704	1,280,267	1,452,592	1,542,165	1,416,921
Customer funds					
Demand deposits	2,491,571	2,589,161	2,598,294	2,868,769	2,773,548
Time deposits	7,281,003	7,343,085	7,273,079	7,887,897	8,407,623
Total deposits	9,772,574	9,932,246	9,871,373	10,756,666	11,181,171
Mutual funds (Off balance sheet)	2,283,807	2,577,630	2,867,438	2,634,461	2,670,163
Total customer funds	12,056,381	12,509,876	12,738,811	13,391,127	13,851,334
Average balances					
Avg. interest earning assets	11,590,544	11,931,595	12,343,716	12,840,100	13,547,248
Avg. loans	10,965,469	11,121,879	11,345,844	11,908,379	12,285,523
Avg. assets	14,159,366	14,749,993	15,384,017	16,368,066	17,590,786
Avg. demand deposits	2,495,549	2,601,153	2,557,742	2,659,541	2,807,769
Avg equity	1,334,649	1,245,914	1,367,475	1,458,089	1,419,268
Avg. free funds	3,826,220	3,835,075	3,965,769	4,326,858	4,192,816
Capitalization					
Risk weighted assets	11,741,425	11,851,230	12,364,773	13,087,642	13,593,098
Tier I	1,244,996	1,075,377	1,110,290	1,129,395	1,398,183
Tier II	470,099	467,469	440,432	473,037	415,905
Regulatory capital	1,715,095	1,542,846	1,550,722	1,602,432	1,814,088
BIS ratio	14.6%	13.0%	12.5%	12.2%	13.3%
Profitability & Efficiency					
Net interest margin	4.9%	5.8%	6.4%	6.2%	5.6%
Efficiency ratio	37.9%	39.1%	38.3%	41.9%	39.0%
Avg. Free funds / interest earning assets	33.0%	32.1%	32.1%	33.7%	30.9%
Return on avg. equity	21.6%	25.8%	24.9%	19.4%	21.3%
Return on avg. assets	2.0%	2.2%	2.2%	1.7%	1.7%
Asset quality					
Past due loans	97,937	105,668	112,130	116,654	135,354
PDL / total loans	0.89%	0.95%	0.96%	0.95%	1.09%
Coverage ratio	204.2%	199.8%	197.2%	199.5%	180.3%
Expected loss (Loan loss allowances / Loans)	1.81%	1.90%	1.90%	1.90%	1.96%
Cost of credit (prov. expense / loans)	2.15%	1.62%	1.62%	1.79%	1.96%
Network					
Branches	422	428	436	464	466
ATMS	1,635	1,744	1,808	2,004	1,989
Employees	8,691	8,913	9,057	9,174	9,180
Market information (period-end)					
Net income per share (Ch$)	0.38	0.43	0.45	0.38	0.40
Net income per ADR (US$)	0.74	0.84	0.92	0.79	0.95
Stock price	25.9	25.2	24.8	24.5	21.9
ADR price	49.9	49.5	50.6	51.0	52.3
Market capitalization (US$mn)	9,045	8,985	9,172	9,248	9,479
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4
Other Data					
Quarterly inflation rate**	0.20%	1.00%	2.98%	2.31%	1.02%
Avg. overnight interbank rate (nominal)	5.09%	5.08%	5.45%	5.81%	6.22%
Avg. 10 year Central Bank yield (real)	2.69%	2.90%	3.08%	2.97%	2.84%
Observed Exchange rate (Ch/US$) (period-end)	539.4	527.5	511.7	495.8	439.1

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders' equity. See Annex 1 of this report for an explanation of the main changes introduced.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Santander

ANNEX 5 : QUARTERLY EVOLUTION OF BALANCE SHEET (RECLASSIFIED) 2007

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
(In millions of nominal Chilean pesos)

Ch$mn nominal **Assets**	**Mar-07** (reclassified)	**Jun-07** (reclassified)	**Sep-07** (reclassified)	**Dec-07** (reclassified)
Cash and balances from Central Bank	864,270	861,227	717,875	1,108,444
Funds to be cleared	364,106	361,098	339,010	316,240
Financial assets held for trading	821,657	743,955	890,385	1,100,292
Investment collateral under agreements to repurchase	46,691	31,112	39,192	34,000
Derivatives	377,628	417,871	584,999	780,775
Interbank loans	168,554	350,393	182,051	45,960
Loans, net of loan loss allowances	**10,853,002**	**10,887,018**	**11,424,742**	**12,025,691**
Available-for-sale financial assets	360,745	674,293	807,492	779,634
Held-to-maturity investments	-	-	-	-
Investments in other companies	7,026	5,681	5,847	6,736
Intangible assets	42,479	49,856	52,883	56,187
Fixed assets	223,906	228,351	237,603	245,619
Current tax assets	1,115	878	1,451	2,253
Deferred tax assets	40,024	46,808	55,592	54,062
Other assets	319,806	416,320	430,797	476,613
Total Assets	**14,491,009**	**15,074,861**	**15,769,919**	**17,032,506**
Liabilities and Equity				
Total non-interest bearing deposits	2,491,571	2,589,161	2,598,294	2,868,769
Funds to be cleared	239,256	202,897	194,630	135,219
Investments sold under agreements to repurchase	374,022	230,344	403,471	310,388
Time deposits and savings accounts	7,281,003	7,343,085	7,273,079	7,887,897
Derivatives	375,290	363,622	568,581	778,217
Deposits from credit institutions	620,535	1,168,506	1,192,736	1,099,443
Marketable debt securities	1,573,763	1,718,795	1,894,377	2,166,110
Other obligations	70,047	52,409	118,870	147,867
Current tax liabilities	7,836	21,834	28,666	16,217
Deferred tax liability	478	476	540	3,677
Provisions	41,356	38,359	41,278	44,015
Other liabilities	81,203	99,459	87,922	116,598
Total Liabilities	**13,156,360**	**13,828,947**	**14,402,444**	**15,574,417**
Equity				
Capital	761,853	761,853	761,853	818,535
Reserves	46,915	65,096	99,437	47,330
Unrealized gain (loss) Available-for-sale financial assets	(2,272)	(4,445)	(3,873)	(9,475)
Retained Earnings:				
Retained earnings previous periods	438,501	252,872	252,872	273,004
Net income	72,189	152,676	237,872	308,647
Provision for mandatory dividend	0	0	0	0
Minority Interest	17,464	17,861	19,313	20,047
Total Equity	**1,334,649**	**1,245,914**	**1,367,475**	**1,458,089**
Total Liabilities and Equity	**14,491,009**	**15,074,861**	**15,769,919**	**17,032,506**

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders' equity. See Annex 1 of this report for an explanation of the main changes introduced.
Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Santander

ANNEX 6 : QUARTERLY EVOLUTION OF INCOME STATEMENT (RECLASSIFIED) 2007

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED INCOME STATEMENT
(In millions of nominal Chilean pesos)

Ch$nominal	1Q07 (reclassified)	2Q07 (reclassified)	3Q07 (reclassified)	4Q07 (reclassified)
Interest revenue	276,051	362,350	461,908	456,548
Interest expense	(134,128)	(188,142)	(264,014)	(258,130)
Net interest revenue	**141,923**	**174,208**	**197,894**	**198,418**
Fee income	57,097	59,440	62,708	65,887
Fee expense	(10,257)	(10,563)	(11,114)	(13,126)
Net fee income	**46,840**	**48,877**	**51,594**	**52,761**
Net gains from mark-to-market and trading	22,779	33,339	(5,986)	(51,309)
Exchange differences, net	23,678	(11,995)	30,369	59,963
Total market related income	**46,457**	**21,344**	**24,383**	**8,654**
Other operating income	4,225	8,507	6,083	5,850
Personnel expenses	(37,518)	(42,742)	(45,686)	(49,572)
Administrative expenses	(34,921)	(37,275)	(40,564)	(38,403)
Depreciation and amortization	(9,394)	(10,013)	(11,000)	(11,600)
Other operating expenses	(8,859)	(8,913)	(9,997)	(11,717)
Total operating expenses	**(90,692)**	**(98,943)**	**(107,247)**	**(111,292)**
Provision expense	**(59,440)**	**(44,900)**	**(47,217)**	**(54,768)**
Net operating income	**89,313**	**109,093**	**125,490**	**99,623**
Income attributable to investments in other companies	134	(728)	(635)	(92)
Price level restatement	(2,149)	(13,633)	(23,902)	(16,641)
Net income before taxes	87,298	94,732	100,953	82,890
Income tax	(14,569)	(13,964)	(14,867)	(11,771)
Net income from ordinary activities	**72,729**	**80,768**	**86,086**	**71,119**
Net income attributable to minority interest	540	281	890	344
Net income attributable to shareholders	**72,189**	**80,487**	**85,196**	**70,775**

2007 figures have been re-categorized under the new format in order to make them more comparable, but the modification regarding minimum dividends has not been made to historical shareholders' equity. See Annex 1 of this report for an explanation of the main changes introduced.

Please note that this information is provided for comparative purposes only and that this re-categorization of line items may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank. Re-classified historical figures have not been audited.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Santander

BANCO SANTANDER CHILE Y FILIALES

ESTADOS DE SITUACION INTERMEDIOS CONSOLIDADOS

	Al 31 de marzo de 2008 $ (Millones)	2007 $ (Millones)
ACTIVOS		
Efectivo y depósitos en bancos	647.473	934.017
Operaciones con liquidación en curso	626.731	393.489
Instrumentos para negociación	715.729	887.965
Contratos de retrocompra y préstamos de valores	4.655	50.459
Contratos de derivados financieros	1.427.176	408.103
Adeudado por bancos	116.991	182.156
Créditos y cuentas por cobrar a clientes	12.191.081	11.728.839
Instrumentos de inversión disponibles para la venta	1.457.900	380.857
Instrumentos de inversión hasta el vencimiento	-.-	-.-
Inversiones en sociedades	6.181	7.593
Intangibles	58.071	45.908
Activo fijo	247.348	241.975
Impuestos corrientes	4.229	1.205
Impuestos diferidos	57.386	43.254
Otros activos	656.982	345.614
TOTAL ACTIVOS	18.217.933	15.660.434
PASIVOS		
Depósitos y otras obligaciones a la vista	2.773.548	2.692.641
Operaciones con liquidación en curso	381.921	258.564
Contratos de retrocompra y préstamos de valores	92.583	404.205
Depósitos y otras captaciones a plazo	8.407.623	7.868.580
Contratos de derivados financieros	1.540.408	405.576
Obligaciones con bancos	1.013.573	670.612
Instrumentos de deuda emitidos	2.196.889	1.700.765
Otras obligaciones financieras	86.697	75.700
Impuestos corrientes	3.247	8.469
Impuestos diferidos	14.321	516
Provisiones	151.109	44.694
Otros pasivos	136.746	87.756
TOTAL ACTIVOS	16.798.665	14.218.078
PATRIMONIO		
Atribuible a tenedores patrimoniales del banco:		
Capital	818.535	823.336
Reservas	58.797	50.701
Cuentas de valoración	(21.155)	(2.455)
Utilidades retenidas:	542.006	551.902
Utilidades retenidas de ejercicios anteriores	581.651	473.888
Utilidad (pérdida) del ejercicio	75.643	78.014
Menos: Provisión para dividendos mínimos	(115.288)	-.-
	1.398.183	1.423.483
Interés minoritario	21.085	18.873
TOTAL PATRIMONIO	1.419.268	1.442.356
TOTAL PASIVOS Y PATRIMONIO	18.217.933	15.660.434

ESTADOS DE RESULTADOS INTERMEDIOS CONSOLIDADOS

Por el período comprendido entre el 1 de enero y el 31 de marzo de

	2008 $ (Millones)	2007 $ (Millones)
Ingresos por intereses y reajustes	397.943	298.328
Gastos por intereses y reajustes	(209.029)	(144.952)
Ingreso neto por intereses y reajustes	188.914	153.376
Ingresos por comisiones	65.657	61.704
Gastos por comisiones	(12.073)	(11.085)
Ingreso neto de comisiones	53.584	50.619
Utilidad neta operaciones financieras	(88.693)	24.618
Utilidad (pérdida) de cambio neta	101.981	25.589
Otros ingresos operacionales	9.448	4.566
Total ingresos operacionales	265.234	258.768
Provisiones por riesgo de crédito	(60.929)	(64.237)
INGRESO OPERACIONAL NETO	204.305	194.531
Remuneraciones y gastos del personal	(44.339)	(40.546)
Gastos de administración	(38.698)	(37.739)
Depreciaciones y amortizaciones	(11.474)	(10.152)
Deterioro	-.-	-.-
Otros gastos operacionales	(8.894)	(9.574)
TOTAL GASTOS OPERACIONALES	(103.405)	(98.011)
RESULTADO OPERACIONAL	100.900	96.520
Resultado por inversiones en sociedades	(262)	145
Corrección monetaria	(8.874)	(2.322)
Resultado antes de impuesto a la renta	91.764	94.343
Impuesto a la renta	(15.242)	(15.745)
UTILIDAD CONSOLIDADA DEL EJERCICIO	76.522	78.598
Atribuible a:		
Tenedores patrimoniales del banco	75.643	78.014
Interés minoritario	879	584
Utilidad por acción atribuible a tenedores patrimoniales del banco:		
(expresada en pesos):		
Utilidad básica	0,401	0,414
Utilidad diluida	0,401	0,414

ROBERTO JARA CABELLO
Gerente de Contabilidad

OSCAR VON CHRISMAR CARVAJAL
Gerente General

INFORMACION PROPORCIONADA:
Los estados financieros intermedios consolidados trimestrales, referidos al Balance General, Estado de Resultados, Estados de Resultados Integrales, Estado de Cambios Patrimoniales y Estado de Flujos de Efectivo, se encuentran a disposición de los interesados en el sitio www.santander.cl, pudiendo consultarse además en las oficinas del Banco.